

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

April 5, 2011

Philip R. Jacoby, Jr.
Osiris Therapeutics, Inc.
7015 Albert Einstein Drive
Columbia, MD 21046

> **Re: Osiris Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 12, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 5, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **File No. 001-32966**

Dear Mr. Jacoby:

        We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,

> Jeffrey Riedler
> Assistant Director

cc: Douglas M. Fox, Esq.
        Ballard Spahr LLP
        300 East Lombard Street
        18th Floor
        Baltimore, MD 21202-3268